September 24, 2009

Via EDGAR and Fax

Mail Stop 3561

Mr. Brian K. Bhandari
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, North East
Washington, DC 20549

Re:	Nyer Medical Group, Inc. (the “Company”)
Form 8-K (the Form 8-K)
Filed September 9, 2009
File No. 0-20175

Dear Mr. Bhandari:

We are in receipt of your letter dated September 10, 2009, with respect to the Form 8-K and respond to your comment below:

Form 8-K Filed September 9, 2009:

1.  Comment:  Please revise to provide additional detail regarding the nature of the accounting error identified in your filings and the cause of this error.  Your revised disclosure should quantify the effect of the accounting error on your previously issued financial statements.  Refer to Item 4.02 of Form 8-K.

Response:  The accounting error identified in our filing was a misapplication of accounting principles.  We determined that direct costs associated with the acquisition of the remaining 20% of the outstanding common stock of DAW were incorrectly expensed rather than considered part of the cost of the acquisition in accordance with SFAS No. 141, Business Combinations.  We have revised the allocation of the purchase price to now correctly reflect acquired goodwill.

The Company has filed an amendment to the Form 8-K with revised disclosure stating that the accounting error identified in our filing was a misapplication of accounting principles and providing additional detail regarding the nature and cause of the accounting error identified.  We have also included as an exhibit to the Form 8-K/A a table that quantifies the effect of the accounting error on our previously issued financial statements for each of the periods impacted.

U.S. Securities and Exchange Commission
September 24, 2009

In connection with the Company’s responses to your comments the Company acknowledges that:

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

The Company may not assert such comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require additional information, please contact us at (508) 429-8506 or via fax at (508) 429-8237.

Sincerely,

NYER MEDICAL GROUP, INC.

/s/ Mark A. Dumouchel

Mark A. Dumouchel
President and CEO